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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

June 4, 2020

Re: Genetron Holdings Limited (CIK No. 0001782594) Registration Statement on Form F-1 (File No. 333-234805)

Confidential

Mr. Ruairi Regan

Ms. Brigitte Lippmann

Division of Corporation Finance

CF Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Genetron Holdings Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 initially filed on November 21, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

2	June 4, 2020

The Company has included the financial results for the year ended December 31, 2019 and for the three months ended March 31, 2020 and other information and data in the Registration Statement to reflect recent developments.

The Company currently plans on filing an amendment to the Registration Statement containing the estimated price range and offering size on or around June 12, 2020 and launching the road show as soon as legally permissible after that, subject to market conditions. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*        *        *         *

3	June 4, 2020

If you have any questions regarding this submission, please contact me at +852-2533-3306 (li.he@davispolk.com) and/or Xuelin (Steve) Wang at +852-2533-1092 (xuelin.wang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Sizhen Wang, Chief Executive Officer

Mr. Evan Ce Xu, Chief Financial Officer

Genetron Holdings Limited

Mr. Fang Liu, Esq.

Clifford Chance US LLP

PricewaterhouseCoopers Zhong Tian LLP